Exhibit 12.1

Standard Pacific Corp.

Ratio of Earnings to Fixed Charges - Continuing Operations

(Dollars in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Earnings:
Net income (loss) from continuing operations	$(5,071)	$(48,968)	$(13,217)	$(1,231,329)	$(695,290)	$146,093	$439,950
Add:
Cash distributions of income from unconsolidated joint ventures	—	—	3,465	1,975	16,717	75,416	61,725
Provision (benefit) for income taxes	89	255	(96,265)	(5,495)	(149,003)	82,930	269,528
Homebuilding interest amortized to cost of sales and interest expense	23,781	25,718	134,188	93,551	120,596	86,698	63,088
Interest portion of rent expense	125	125	500	500	500	500	500
Less:
Income (loss) from unconsolidated joint ventures	(434)	3,089	(4,598)	(150,875)	(188,975)	(1,959)	61,226

Earnings:	$19,358	$(25,959)	$33,269	$(989,923)	$(517,505)	$393,596	$773,565

Fixed charges:
Homebuilding interest incurred	$26,230	$28,396	$107,976	$137,398	$138,595	$148,355	$96,184
Interest portion of rent expense	125	125	500	500	500	500	500

Fixed Charges	$26,355	$28,521	$108,476	$137,898	$139,095	$148,855	$96,684

Ratio of Earnings to Fixed Charges	0.7	(0.9)	0.3	(7.2)	(3.7)	2.6	8.0